As submitted to the Securities and Exchange Commission on December 22, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 22, 2020

(Date of earliest event reported)

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152

(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

1900 Campus Commons Drive, Suite 200 Reston, VA 20191

Telephone: (571) 325-2966

(Address of principal executive offices and telephone number of issuer)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

Item 9.	Other Events

On December 22, 2020, StreetShares, Inc. (the “Company”) terminated the offering and sale of StreetShares Notes (marketed as “Veteran Business Bonds”), the securities offered by the Company pursuant to Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies it has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 22nd day of December 2020.

STREETSHARES, INC.

By:	/s/ Lauren Friend McKelvey
Name: Lauren Friend McKelvey
Title: General Counsel and Chief Compliance Officer